UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Form S-8
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Commission file number 000-30085

HESPERIA HOLDING, INC.
(Exact name of registrant as specified in charter)

Nevada	**88-0453327**
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9780 E. Avenue	
Hesperia, California	**92345**
(Address of Principal Executive Office)	(Zip Code)

Consultant and Employee Stock Compensation Plan
(Full Title of the Plan)

(760) 244-8787
(Registrant's Telephone Number, Including Area Code)

Donald J. Stoecklein
770 E. Warm Springs Road, Suite 250
Las Vegas, NV 89119
(Name and Address of Agent for Service)

*Copy to***:**

Donald J. Stoecklein, Esq.
Stoecklein Law Group
402 West Broadway, Suite 400
San Diego, California 92101
(619) 595-4882

Calculation of Registration Fee

Title of Securities to be registered	Amount to be registered	Proposed maximum Offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock (1)	100,000	$1.00	$100,000	$12.67

(1)   The shares of Common Stock of Hesperia Holding, Inc. being registered consist of shares to be issued under the Consultant and Employee Stock Compensation Plan (the "Plan") described herein.

(2)   Pursuant to Rules 457(h)(1) and 457(c) under the Securities Act of 1933, as amended (the "Securities Act"), the proposed maximum offering price per share and the proposed maximum aggregate offering price are estimated solely for the purpose of calculating the registration fee required under Section 6(b) of the Securities Act and are based upon the 5 day average of the bid and asked prices for the Common Stock of Hesperia Holding, Inc. as quoted on the Over-the-Counter Bulletin Board through March 18, 2004.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

All information required by Part I to be contained in t he Section 10(a) prospectus concerning the Consultant and Employee Stock Compensation Plan ("Plan") is omitted from this registration statement in accordance with the Note to Part I of Form S-8 and Rule 428 of the Securities Act. Hesperia Holding, Inc. wil l maintain a file of the Plan and other information or documents in accordance with the provisions of Rule 428. Upon request, Hesperia Holding, Inc. shall furnish to the Commission or its staff a copy or copies of all of the documents included in such file .

PART II

Item 3. Incorporation of Documents by Reference.

The following documents filed by Hesperia Holding, Inc., a Nevada corporation ("Hesperia") with the Commission (File No. 000 -30085) are incorporated by reference in this Registration Statement: (i) Hesperia's Annual Report on Form 10 -KSB for the year ended December 31, 2002; (ii) Hesperia's Current Report on Form 8 -K filed on January 28, 2003; (iii) Hesperia's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003; (iv) Hesperia's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003; (v) Hesperia's Current Report on Form 10-QSB for the quarter ended September 30, 2003; (vi) Hesperia's Current Report on Form 8-K/A filed September 17, 2003 and (vii) Hesperia's Annual Report on Form 10-KSB for the year ended December 31, 2003.

All documents filed by Hesperia pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the filing of a post -effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated o r deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

General

Hesperia is authorized to issue 20,000,000 shares of Common Stock, par value $.001 per share, of which 11,538,117 were outstanding as of February 23, 2004 and 5,000,000 shares of Preferred Stock, par value $.001 per share, of which no s hares are issued or outstanding.

Common Stock

Holders of Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of Stockholders. Shares of Common Stock do not carry cumulative voting rights and therefore, holder s of a majority of the outstanding shares of Common Stock will be able to elect the entire board of directors and, if they do so, minority Stockholders would not be able to elect any members to the board of directors. Hesperia's board of directors has authority, without action by its Stockholders, to issue all or any portion of the authorized but unissued shares of Common Stock, which would reduce the percentage ownership of Hesperia of its Stockholders and which may dilute the book value of the Common Stoc k. Stockholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of Hesperia, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for t he payment of dividends. Hesperia has not paid cash dividends on its Common Stock and does not anticipate that it will pay cash dividends in the foreseeable future.

Preferred Stock

The Preferred Stock may be issued from time to time by the Board of Dir ectors as shares of one or more classes or series. Subject to the provisions of Hesperia's Articles of Incorporation and limitations imposed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions there of, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or se ries of the Preferred Stock, in each case without any further action or vote by the stockholders.

One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of Hesperia by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of Hesperia' management. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of holders of Common Stock. For example, Preferred stock issued by Hesperia may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

Item 5. Interests of Named Experts and Counsel.

Stoecklein Law Group, securities counsel for the Registrant has given an opinion upon the validity of the shares of common stock being registered. Donald J. Stoecklein, a principal with the firm, is to be the recipient of the 100,000 shares of common stock registered herein. Further, Mr. Stoecklein has indirect beneficial voting control over 180,000 shares of the Registrant's common stock.

Item 6. Indemnification.

Hesperia's Articles of Incorporation contains provisions for indemnification of its officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows:

78.751 Indemnification of officers, directors, employees and agents; advance of expenses.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.   To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therei n, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4.   Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)   By the stockholders;

(b)   By the board of directors by majority vote of a quorum consisting of directors who were not parties to action, suit or proceeding;

(c)   If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)   If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion.

5.   The articles of incorporat ion, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final d isposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by cor poration. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

6.   The indemnification and advanceme nt of expenses authorized in or ordered by a court pursuant to this section:

(a)   Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities ari sing under the Securities Act may be permitted to directors, officers or persons controlling Hesperia pursuant to the foregoing provisions, Hesperia has been informed that in the opinion of the Securities and Exchange Commission such indemnification is aga inst public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit #	Description
(4)(a) **	Articles of Incorporation
(b)**	Bylaws
(c) *	Consultant and Employee Stock Compensation Plan
(5)*	Opinion of Stoecklein Law Group, regarding legality of shares to be issued.
(9)	N/A
(15)*	Included in Auditor's Consent in Exhibit 23.
(23.1)*	Consent of _____ LLP
(23.2)*	Consent of Stoecklein Law Group, included in Exhibit 5
(24)	N/A
(99)	N/A

* Filed herewith
** Incorporated by reference in Form 10-SB filed March 24, 2000

Item 9. Undertakings.

Hesperia, the registrant, hereby undertakes:

(1) To file, during any period in w hich offers or sales are being made, a post -effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising a fter the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or election of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement referring to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, Hesperia certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S -8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hesperia, State of California, on this 22nd day of March 2004.

HESPERIA HOLDING, INC.

By: /s/ Donald Shimp
Donald Shimp, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title(s)	Date
/s/ Donald Shimp Donald Shimp	Director, President	March 24, 2004
/s/ Mark Presgraves Mark Presgraves	Director, Secretary Treasurer	March 24, 2004
/s/ Fred Smith Fred Smith	Director	March 24, 2003
/s/ Steve Chaussy Steve Chaussy	Chief Financial Officer	March 24, 2004

The Plan. Pursuant to the requirements of the Securities Act of 1933, the board of directors have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hesperia, State of California, on March 22, 2004.

HESPERIA HOLDING, INC.
Consultant and Employee Stock Compensation Plan

By: /s/ Donald Shimp
Donald Shimp, Director

By: /s/ Mark Presgraves
Mark Presgraves, Director

By: /s/ Fred Smith
Fred Smith, Director

By: /s/ Steve Chaussy
Steve Chaussy, Chief
Financial Officer